Michael E. Tenta	Via EDGAR
T: +1 650 843 5636 mtenta@cooley.com

December 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Laura Crotty
Mr. Tim Buchmiller
Ms. Christine Torney
Ms. Angela Connell

Re:	Sensei Biotherapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted November 12, 2020
CIK No. 0001829802

Ladies and Gentlemen:

On behalf of our client, Sensei Biotherapeutics, Inc. (the “Company”), we are responding to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 9, 2020 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used as defined in the Amended DRS.

Prospectus Summary

Company Overview, page 1

1.

We note your statements throughout the prospectus that SNS-301 has been “well-tolerated and has shown promising anti-tumor activity” and you characterize the results received to date as positive. However, given that only nine patients have been evaluated

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December 22, 2020

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to date, please revise your disclosure in the Summary to present a balanced view of the ongoing clinical trial and the meaning of the results. In addition, please include a risk factor discussing the limited nature of the data received to date and the potential for diverging data once the patient population is expanded.

Response to Comment 1

In response to the Staff’s comment, the Company has revised pages 1, 5, 22, 77, 92 and 94 of the Amended DRS.

2.

Please remove all references to “Phase 1/2” and “Phase 2/3” clinical trials throughout the prospectus and instead reference either phase 1, 2, or 3 distinctly or tell us the basis for your belief that have been approved to conduct a Phase 1/2 trial and that you will be eligible to conduct a Phase 2/3 trials for your SNS3-1 product candidates and revise your disclosure as appropriate. Our concern is that the references as currently disclosed may be read to imply a shorter clinical trial process or further progress than has actually been made, and may skew a potential investor’s understanding of the process applicable to the company’s product candidates. Please ensure your references throughout the document are consistent with your disclosure regarding Government Regulation beginning on page 113.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended DRS to remove the references to Phase 2/3.

With respect to the Phase 1/2 clinical trial, the Company respectfully advises the Staff that it believes “Phase 1/2” is an appropriate description for the trial. The trial, formally named “An Open-Label, Multi-Center Trial of SNS-301 Added to Pembrolizumab in Previously Treated Patients with ASPH+ Locally Advanced Unresectable or Metastatic/Recurrent Squamous Cell Carcinoma of the Head and Neck”, was submitted and accepted by the FDA under protocol SNS-301-2-2. The trial protocol has two co-primary endpoints. The first is an evaluation of safety and tolerability, consistent with a Phase 1 trial. The second is an efficacy evaluation of anti-tumor activity, as measured by overall response rate, progression-free survival per iRECIST and overall survival, consistent with a Phase 2 trial. If the results of the trial are positive, subject to feedback from the FDA, the Company intends to progress SNS-301 directly into a registration-enabling trial for the treatment of SCCHN, without needing to conduct any additional Phase 2 trial. The Company also respectfully advises the Staff that the clinical trial is described as a “Phase 1/2, open-label, multi-center trial” on ClinicalTrials.gov (Identifier: NCT04034225).

3.

We note the following statements on pages 1, 89 and 94 : “ImmunoPhage is not only capable of driving T cell responses, but also generates strong B cell mediated antibody responses. We believe that the unique features of ImmunoPhage, including the flexibility

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December 22, 2020

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of antigen design, the ease of platform engineering, its large antigenic capacity, the low cost of goods and the high speed of manufacturing, as well as the enduring stability of our product candidates, have the potential to lead to a paradigm shift in cancer immunotherapies.” Given your early stage of development and limited clinical data received to date it does not appear these claims are supported. Please remove in each place in which they appear.

Response to Comment 3

In response to the Staff’s comment, the Company has removed the referenced disclosure on pages 1, 92 and 97.

4.

Please remove all references to “positive FDA feedback” received, as this may be read to imply approval by the FDA and assured progression in the clinical trial process which is not known or within the company’s control.

Response to Comment 4

In response to the Staff’s comment, the Company has revised pages 2, 92 and 111 of the Amended DRS.

5.

We note your statement that you believe that the addition of SNS-301 has the “potential to generate and expand ASPH specific anti-tumor T cells and thereby enhance the efficacy of PD-1 blockade.” Please remove all references to efficacy in relation to your product candidates, as the determination of both safety and efficacy is solely within the purview of the FDA, which has not yet determined SNS-301 to be safe or effective.

Response to Comment 5

In response to the Staff’s comment, the Company has revised pages 2, 93 and 105 of the Amended DRS.

Our Pipeline, page 3

6.

Please revise your pipeline table to include a column for the discovery phase prior to the preclinical phase and separate the columns depicting clinical trials to distinctly show phases 1, 2 and 3. In addition, adjust your bar graph for each candidate to accurately show its progression in relation to each phase once the table has been revised. In this regard we note the pipeline table shown on your website.

Please also remove the rows relating to SNS-CoV2 and “multiple pathogens”, as it does not appear from your disclosure elsewhere that these categories are material to the company’s business at this time.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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December 22, 2020

Page Four

Response to Comment 6

In response to the Staff’s comment, the Company has revised the pipeline table on pages 3 and 94 of the Amended DRS. The Company has also removed the pipeline table previously shown on its website and will be posting a revised pipeline table on its website consistent with the pipeline table presented in the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Fair Value of Common Stock, page 86

7.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response to Comment 7

The Company advises the Staff that it will provide the Staff under separate cover with the requested analysis for how it determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of its common stock and the estimated offering price once the Company has an estimated offering price or range.

Business, page 89

8.	Where appropriate, please disclose any human capital measures or objectives that the company focuses on in managing its business. See Item 101(c)(2)(ii) of Regulation S-K.

Response to Comment 8

In response to the Staff’s comment, the Company has expanded the disclosure on page 134 of the Amended DRS.

9.

We note your discussion of collaborations with AstraZeneca for future Phase 2 clinical trials for SNS-301 and the University of Washington for your SNS-401 program. As each of these product candidates appear material to the business, for each collaboration please disclose the company’s rights and/or obligations, termination provisions and expiration terms, and quantify the amounts paid to date (including upfront payments and milestone payments already paid), the aggregate potential milestone payments to be paid or received, and any applicable royalty rates. Please also file each as an exhibit. Please also revise to disclose that status of any collaboration with the manufacturer of pembrolizumab or include risk factor disclosure as appropriate.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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December 22, 2020

Page Five

Response to Comment 9

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not view the agreements with AstraZeneca (“AZ”) or the University of Washington (“UW”) as material agreements as described in Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the agreements with AZ and UW were made in the ordinary course of its business and do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K, which would make them de facto material agreements.

The agreement with AZ provides for the joint clinical exploration of SNS-301 in combination with durvalumab in future clinical trials, while the agreement with UW provides for the joint preclinical exploration of SNS-401. AZ does not receive any rights from the Company to research, develop or commercialize SNS-301 except for the evaluation of SNS-301 in combination with durvalumab in the Phase 2 clinical trials, and the Company does not receive any rights from AZ to research, develop or commercialize durvalumab, except for the evaluation of durvalumab in combination with SNS-301 in the Phase 2 clinical trials. Neither agreement includes any upfront payments, milestone payments or royalties to be paid or received by the Company or the third parties. In addition, neither agreement constitutes a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. Accordingly, the Company has concluded that its business is not “substantially dependent” on either agreement as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 109 and 110 to clarify that these agreements are joint exploratory clinical and preclinical development agreements and not broader collaboration agreements.

The Company further advises the Staff that it does not have any collaboration agreement with the manufacturer of pembrolizumab, as such an agreement has not been necessary for the Company to conduct its clinical trials.

Our Approach to Immunotherapy, page 94

10.

Please revise your disclosure to provide support for the statements under the above heading relating to the functionality of your ImmunoPhage platform and its components. To the extent you have clinical data to support the statements please include a summary thereof. If you have no clinical data to support the statements, please clearly state this in the disclosure.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 22, 2020

Page Six

Response to Comment 10

In response to the Staff’s comment, the Company has revised page 97 of the Amended DRS to clarify that it does not have clinical data directly related to the ImmunoPhage platform beyond the clinical trials that the Company is currently conducting, but that it has based the design of its ImmunoPhage platform on the functionalities of bacteriophage that it believes have been documented in the scientific literature.

Targeting ASPH, page 101

11.

Please clarify the purpose of the graphics on page 101 entitled “Tumors Stained Highly Positive for ASPH”, namely what the four individual images are meant to convey (i.e., a progression of ASPH over time, four separate patient samples, etc.).

Response to Comment 11

In response to the Staff’s comment, the Company has revised page 104 of the Amended DRS.

Intellectual Property, page 109

12.	Please revise your intellectual property discussion to disclose on an individual basis the jurisdiction of each foreign patent and pending patent application.

Response to Comment 12

In response to the Staff’s comment, the Company has revised pages 114 and 115 of the Amended DRS.

License Agreement with Fred Hutch, page 112

13.

Please revise your reference to the annual license maintenance fee due under the Fred Hutch Agreement from the mid-single digit thousands to “low six figures” to a more clearly defined range. Please also confirm that the 1,429,412 shares issued by Alvaxa to Fred Hutch (and subsequently exchanged for 2,191,514 shares of the company’s stock) is the only payment that has been made to date under the agreement.

Response to Comment 13

In response to the Staff’s comment, the Company has revised page 115 of the Amended DRS. The Company also confirms to the Staff that the issuance of shares by Alvaxa to Fred Hutch is the only payment that has been made to date under the agreement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 22, 2020

Page Seven

Principal Stockholders, page 151

14.	Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by the entities listed in your table.

Response to Comment 14

In response to the Staff’s comment, the Company will include footnotes to the principal stockholders table to disclose the natural persons who have beneficial ownership of the shares in a future amendment to the Amended DRS.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 15

The Company acknowledges the Staff’s comment. The Company advises the Staff that it has commenced “testing the waters” meetings with potential investors and the Company will supplementally provide the Staff with copies of the presentations that the Company has used in these meetings with qualified institutional buyers or institutional accredited investors. The Company further advises the Staff that it will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

16.

We note the statements on the company’s website that SNS-301 has shown “excellent safety and clinical benefit in Phase 1 patient trials, and is currently in Phase 2 at multiple clinical sites across the USA”, that SNS-301 has “successfully completed a Phase 1 clinical study”, that ImmunoPhage has been “proven” “safe and tolerable in phase 1 and 2 clinical trials”, and that it may solicit a “complete” immune response. Although we note that the information contained on your website is not incorporated by reference into the prospectus, the information cited above appears to be different from the disclosure in the prospectus. Please explain.

Response to Comment 16

The Company advises the Staff that it has revised the statements on the Company’s website to be consistent with the statements in the Amended DRS.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 22, 2020

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17.

We note your disclosure throughout the prospectus that you are a smaller reporting company; however, you have not indicated this status by checking the box on the cover page of the registration statement. Please address this in your next filing.

Response to Comment 17

In response to the Staff’s comment, the Company has revised the cover page of the Amended DRS.

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (650) 843-5636, Brian F. Leaf at (703) 456-8053, Brent B. Siler at (202) 728-7040 or Mark Ballantyne at (703) 456-8084.

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Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

December 22, 2020

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Very truly yours,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	John Celebi, Sensei Biotherapeutics, Inc.
Brian F. Leaf, Cooley LLP
Brent B. Siler, Cooley LLP
Mark Ballantyne, Cooley LLP
Edwin O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com